SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                                 Amendment No. 1


                       Daisytek International Corporation
                                (Name of Issuer)


                                  Common Stock
                         (Title of Class of Securities)


                                   234053 10 6
                                 (CUSIP Number)

                             Eminence Capital, LLC
                                200 Park Avenue
                                   Suite 3300
                            New York, New York 10166
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               - with copies to -

                           Michael G. Tannenbaum, Esq.
                    Tannenbaum Helpern Syracuse & Hirschtritt
                          900 Third Avenue - 13th Floor
                            New York, New York 10022
                                 (212) 508-6700

                                 July 19, 2000
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

CUSIP No. 234053 10 6                    13D                         Page 2 of 6


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


     Eminence Capital, LLC
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS


     WC
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


     New York
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                    1,610,000 shares
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          0 shares
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    1,610,000 shares
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    0 shares
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     1,610,000 shares
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     9.97% of Common Stock
________________________________________________________________________________
14   TYPE OF REPORTING PERSON


     OO
________________________________________________________________________________


                               Page 2 of 6 Pages

CUSIP No. 234053 10 6            SCHEDULE 13D


Item 1.    Security and Issuer.

Security: Common Stock

Issuer:    Daisytek International Corporation (the "Issuer")
           500 No. Central Expressway
           Plano, TX 75074

Item 2.    Identity and Background.

     (a)  Eminence Capital, LLC ("Eminence").

     (b)  200 Park Avenue, Suite 3300, New York, New York 10166.

     (c) Eminence serves as an investment manager to domestic and off-shore investment vehicles.

     (d) - (e) During the last five years, neither Eminence nor any of its principals, to the best of their knowledge, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any of the foregoing was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  New York.

Item 3.  Source and Amount of Funds or Other Consideration.

     All of the shares of the Issuer were acquired through working capital of the investment vehicles managed by Eminence.

Item 4   Purpose of Transaction

     Eminence does not have any plans or proposals which would result in any of the following:

     a. the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

     b. an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;



                               Pages 3 of 6 Pages

     c. a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     d. any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any vacancies on the board;

     e. any material change in the present capitalization or dividend policy of the Issuer;

     f. any other material change in the Issuer's business or corporate structure;

     g. changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

     h. causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association;

     i. causing a class of securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     j. any action similar to any of those enumerated above.

Item 5.    Interest in Securities of the Issuer.

     (a) - (b) As the holder of sole voting and investment authority over the shares owned by its advisory clients, Eminence may be deemed, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, to be the beneficial owner of the aggregate amount of 1,610,000 shares representing approximately 9.97% of the outstanding shares of the Issuer (based upon 16,142,273 shares outstanding as of August 14, 2000, as reported on the latest 10-Q of the Issuer). Eminence disclaims any economic interest or beneficial ownership of the shares covered by this Statement.


                               Pages 4 of 6 Pages

(c) The following is the list of transactions of Eminence in the securities of the Issuer since the most recent filing of Schedule 13D.

------------------ ------------------------------ -------------------------- ---------------------------
     Date               Amount of Securities            Price/Share                     Type
------------------ ------------------------------ -------------------------- ---------------------------
     4/17/00                    44,700                    $ 13.7570              Open Market Purchase
     4/18/00                    24,000                    $ 13.8750              Open Market Purchase
     5/2/00                     10,000                    $ 11.5625              Open Market Purchase
     5/3/00                     17,700                    $ 11.6502              Open Market Purchase
     5/4/00                      1,000                    $ 11.6875              Open Market Purchase
     5/5/00                      5,000                    $ 11.6490              Open Market Purchase
     5/8/00                     12,500                    $ 10.8958              Open Market Purchase
     5/26/00                     4,700                    $  9.2500              Open Market Purchase
     5/30/00                     4,100                    $  9.2332              Open Market Purchase
     6/12/00                    27,300                    $ 11.6875                Open Market Sale
     6/13/00                   100,000                    $ 12.4223                Open Market Sale
     6/13/00                     5,000                    $ 13.0000                Open Market Sale
     6/14/00                     5,000                    $ 12.7500                Open Market Sale
     6/14/00                    14,700                    $ 12.7818                Open Market Sale
     6/16/00                     8,500                    $ 12.5138              Open Market Purchase
     6/16/00                    25,000                    $ 12.5625              Open Market Purchase
     6/21/00                    10,000                    $ 11.5000                Open Market Sale
     7/18/00                   148,800                    $  7.3456                Open Market Sale
     7/19/00                    50,000                    $  7.3750                Open Market Sale
     9/28/00                    20,000                    $  6.3125              Open Market Purchase
     9/29/00                    20,000                    $  6.3125              Open Market Purchase
     10/2/00                    10,000                    $  6.3125              Open Market Purchase
     10/3/00                    10,000                    $  6.3125              Open Market Purchase
     10/4/00                    90,000                    $  6.3125              Open Market Purchase
     10/4/00                    70,000                    $  6.3125              Open Market Purchase
     10/6/00                    10,000                    $  6.0625              Open Market Purchase
     10/6/00                    10,000                    $  6.1250              Open Market Purchase
    10/10/00                    40,000                    $  6.0000              Open Market Purchase
    10/11/00                    12,000                    $  5.1250              Open Market Purchase
    10/18/00                    53,000                    $  5.2500              Open Market Purchase
    10/19/00                    30,000                    $  5.3750              Open Market Purchase
    10/19/00                    12,000                    $  5.3750              Open Market Purchase
    10/20/00                    25,000                    $  5.3125              Open Market Purchase
    10/24/00                   113,000                    $  5.1250              Open Market Purchase
    10/24/00                    25,000                    $  5.0000              Open Market Purchase
    10/30/00                    83,000                    $  4.6875              Open Market Purchase
    10/31/00                   177,000                    $  4.5625              Open Market Purchase


                               Pages 5 of 6 Pages

(d)  Not applicable.

(e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     Not applicable.

Item 7. Material to be Filed as Exhibits

     Not applicable.


Signatures

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: November 10, 2000


EMINENCE CAPITAL, LLC

By: Ricky C. Sandler, Managing Member

/s/ Ricky C. Sandler
------------------------------